VIA FACSIMILE AND EDGAR

May 14, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. Schwall:

Re:	Petaquilla Minerals Ltd. (the “Company”)
Form 20-F/A for the Transition Period Ended May 31, 2008
Filed November 26, 2008
File No. 000-26296

As indicated in our response dated April 27, 2009, to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission to us dated April 6, 2009, we are in the process of preparing a draft amendment to our Form 20-F for the transition period ended May 31, 2008 (the “Draft Form 20-F/A”) marked to show all revisions that the Company intends to make in response to prior Staff comments and the additional comments included in the comment letter dated April 6, 2009. Regarding the request with respect to the Company’s financial statements in Comment 2 of the comment letter dated April 6, 2009, the Company has been diligently working with its auditors to prepare the requested audited financial statements; however, due to the extensive work involved, the Company will not be able to provide the Draft Form 20-F/A by May 19, 2009, in response to such comments.

Confirming the telephone conversation of Nicole Skinner of Troutman Sanders LLP, our U.S. counsel, with Joanna Lam of the Staff on May 14, 2009, we are requesting additional time to provide our Draft Form 20-F/A and at this time anticipate being able to provide the Draft Form 20-F/A on or before June 10, 2009.

We appreciate the Staff’s assistance in this matter.  My phone number is (604) 694-0021 and my fax number is (604) 694-0063 for future correspondence or should you have additional questions.

Sincerely,
/s/ Bassam Moubarak
Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.

PETAQUILLA MINERALS LTD. SUITE 410, 475 WEST GEORGIA STREET, VANCOUVER, BC CANADA V6B 4M9 TELEPHONE: 604-694-0021 FACSIMILE: 604-694-0063 WWW.PETAQUILLA.COM